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# Amy Krone

Graphic Artist at Stone Brewing Co.

Greater San Diego Area

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**Graphic Design Freelancer**

 **San Diego State University**

 **See contact info**

 187 connections

e-mail me and I'll make you something. Or just check out the old portfolio. www.amykrone.com is where it's at. Specialties: Branding, Packaging, Laughing.

## Experience

### FREELANCE DESIGN

Graphic Design Freelancer

Aug 2007 – Present · 11 yrs 9 mos
Greater San Diego Area

E-mail me and I'll make you something.

Branding, Packaging, Logo Design, Photography, Web Design, Copywriting, Illustration, Information Graphics, etc. I'm good for laughs, art, and the occasional vegan cookie to help power through the 2pm slump.



### SENIOR GRAPHIC ARTIST

Stone Brewing Co.

Aug 2010 – Jul 2012 · 2 yrs

• Executed graphic solutions from conceptualization to final product with a strong focus on strengthening the corporate brand identity
• Managed work flow between graphic artists and departments in conjunction with the Marketing Manager... See more



### GRAPHIC DESIGNER

Aztec Shops, San Diego State University

Feb 2008 – Aug 2010 · 2 yrs 7 mos

* Skilled dedication in the production of major ad campaigns
* Executed effective time management while balancing multiple projects
* Collaborated with creative department as a team player to produce exceptional design work
* Demonstrated ability to acquire the necessary skill set to succeed in the competit... See more

### RESIDENTIAL ASSISTANT

SDSU Housing

Aug 2007 – Jan 2009 · 1 yr 6 mos

* Assume leadership roles by assisting college freshman to academic &amp; personal success
* Effectively mediate situations with residents and roommates.
* Creatively communicate with residents through artistic methods such as bulletin boards and flyers... See more

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**San Diego State University**
BFA, Multimedia; an emphasis in Graphic Design
2006 – 2010

## Recommendations

Received (0)    Given (1)

**Mike Roberts**
Strategy and Data Science
at Google
June 9, 2011, Amy reported
directly to Mike

Mike was one of the most organized Managers at Aztec Shops and always strove to meet a higher standard than expected. It was a pleasure working with Mike as often the dynamic between artist to marketer can be difficult. However Mike was always open to new creative ideas and kept his options broad. All ... See more

